U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):

      . Form 10-K         . Form 20-F         . Form 11-K     X . Form 10-Q         . Form N-SAR

For Period Ended: December 31, 2012.

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 11-K

      . Transition Report on Form 10-Q

      . Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full name of registrant

Vision Dynamics Corporation

Former name if applicable

BlackBox Semiconductor, Inc.

Address of principal executive office

1462 Erie Boulevard

City, state and zip code

Schenectady, New York 12305

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Company’s Quarterly Report on Form 10-K for the period ending December 31, 2012 because the Company could not complete its report without unreasonable expense and resources.

PART IV--OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Luis Leung	(518)	935-2830
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes   X  .   No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  X .   No      .

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has filed additional patent applications and has expanded its inventor network.  The Company also changed its name to reflect its expanded business scope.  While these changes reflect an increase in the Company’s operations and assets, the Company does not expect the foregoing to result in a material change in earnings statements or financial statements for the subject report.

Vision Dynamics Corporation

(f/k/a BlackBox Semiconductor, Inc.)

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date : March 29, 2013	By: /s/ Luis Leung
Luis Leung
Title: Chief Executive Officer